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                                                                     EXHIBIT 8.1

April 25, 2005

Board of Directors
Princeton National Bancorp, Inc.
606 South Main Street
Princeton, IL 61356

            RE: Federal Income Tax Opinion Regarding the Tax Consequences to the Somonauk FSB Bancorp, Inc. Shareholders of the Merger of Somonauk Acquisition, Inc. with and into Somonauk FSB Bancorp, Inc. through which Princeton National Bancorp, Inc. will Acquire Control of Somonauk FSB Bancorp, Inc.

To the Members of the Board of Directors:

In accordance with your request, we render our opinion relating to the material federal income tax consequences to the Somonauk FSB Bancorp, Inc. Shareholders of the proposed merger (the "Merger") of Somonauk Acquisition, Inc., a Delaware corporation ("Acquisition Company"), with and into Somonauk FSB Bancorp, Inc., a Delaware corporation ("SBI"), as described in the Agreement and Plan of Merger approved by the Boards of Directors of Princeton National Bancorp, Inc. ("Princeton") and SBI, dated February 22, 2005 (the "Agreement"). Each capitalized term used herein, unless otherwise defined, has the meaning set forth in the Agreement.

In rendering this opinion, we have received certain standard representations of Princeton related to the Merger ("Representations"), and we have examined such documents and agreements, including (i) the Agreement, (ii) the Prospectus (the "Prospectus") included as part of the Registration Statement on Form S-4 (the "Registration Statement") filed by Princeton with the Securities and Exchange Commission (the "SEC"), and (iii) such other matters as we have deemed relevant for purposes of this opinion. In such examination, we have assumed the genuineness of all signatures, the legal capacity of the signatories to documents, and the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies and the authenticity of the originals of such latter documents.

Our opinion is based upon the existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations thereunder (the "Treasury Regulations"), and upon current Internal Revenue Service (the "Service") published rulings and existing court decisions, any of which could be changed at any time. Our opinion is also based, in part, on the assumption that the Merger will be consummated strictly in accordance with applicable laws

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Board of Directors
Princeton National Bancorp, Inc.
April 25, 2005
Page 2

and regulations, the terms and conditions of the Agreement, and the facts, assumptions and representations set forth or referred to herein, and that such facts, assumptions and representations are accurate as of the date hereof and will be accurate at the Effective Time of the Merger. Our understanding of the facts, our opinion and the limitations on our opinion are detailed below.

STATEMENT OF FACTS

The facts and circumstances surrounding the Merger are quite detailed and are described in length in the Agreement. The Agreement as well as the representations set forth or referred to herein are incorporated herein as part of the Statement of Facts.

Princeton National Bancorp, Inc., a Delaware corporation ("Princeton"), is a financial services company with a subsidiary bank, Citizens First National Bank ("Citizens Bank"). Acquisition Company is a wholly-owned subsidiary of Princeton that was formed for the sole purpose of completing the Merger, and has not had any operations to date other that those that are incidental to the Agreement. SBI is a bank holding company that wholly-owns Farmers State Bank of Somonauk (the "Bank"), a state chartered commercial bank organized and existing under the laws of the State of Illinois.

Princeton and SBI desire to effect a transaction whereby Princeton will acquire control of SBI. Acquisition Company will be merged with and into SBI. Acquisition Company will dissolve with SBI being the surviving corporation in the Merger (the "Surviving Corporation"). As a result, the Surviving Corporation will be a wholly-owned subsidiary of Princeton.

As a result of the Merger, each share of SBI Common Stock issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares, will be converted into the right to receive a combination of Princeton Common Stock and cash as provided in the Agreement. The parties contemplate that after the Merger becomes effective, the Bank may be merged with and into Citizens Bank (the "Bank Merger").

OPINION

Based on our understanding of the foregoing facts, the Representations, the applicable laws and regulations, and subject to the qualifications and limitations set forth in this letter, we are of the opinion that for federal income tax purposes:

      (1) As provided in section 1001 of the Code, gain or loss will be recognized by each SBI shareholder upon the receipt of Princeton Common Stock and cash in return for their SBI Common Stock in an amount measured by the difference between (i) the sum of (x) the fair market value of the Princeton Common Stock received and (y) the cash received and (ii) the SBI shareholder's adjusted basis (as determined under section 1011) in the shares of SBI Common Stock surrendered. Provided the SBI Common Stock surrendered for Princeton Common Stock and cash qualifies as a capital asset in the shareholder's hands, the gain or loss will be capital gain or loss, subject to the provisions and limitations of Subchapter P of Chapter 1 of the Code.

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Board of Directors
Princeton National Bancorp, Inc.
April 25, 2005
Page 3

      (2) The tax basis of Princeton Common Stock received by each SBI shareholder will be the fair market value of such stock as of the Effective Time of the Merger (section 1012 of the Code).

      (3) The holding period of Princeton Common Stock received as part of the Merger Consideration will commence on the date of the Merger.

LIMITATIONS OF OPINION

Our opinion is based solely upon current provisions of the Code, Treasury Regulations and current judicial and administrative authority. Any future amendment to the Code or Treasury Regulations or new judicial decisions or administrative interpretations, any of which could be retroactive in effect, could cause us to modify our opinion. Our opinion is not binding on the Service, and the Service could disagree with the conclusions reached in the opinion. In the event of such disagreement, there can be no assurance that the Service would not prevail in a judicial proceeding, although we believe that the positions expressed in our opinion would prevail if the matters are challenged.

Our opinion is expressed only as to the matters we expressly set forth, and no opinion should be inferred as to any other matters or as to the tax treatment of the transactions that we do not specifically address, including without limitation the Bank Merger. Further, no opinion is expressed under the provisions of any of the other sections of the Code or Treasury Regulations which may also be applicable thereto, or to the tax treatments of any conditions existing at the time of, or effects resulting from, the Merger which are not specifically covered by the opinions set forth above.

If any fact, assumptions or representation contained in this opinion letter or the Representations changes, it is imperative that we be notified in order to determine the effect on the conclusions reached herein, if any.

We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement and to the references to this firm under the headings "Description of the Transaction - Material Federal Income Tax Consequences of the Merger" and "Certain Opinions" in the Registration Statement.

Very truly yours,

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC